January 23, 2013

By EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Allen
Mary Mast

Re:	Enanta Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-184779

Ladies and Gentlemen:

On behalf of Enanta Pharmaceuticals, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 22, 2013 (the “Letter”). The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter. All information in this letter is presented before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Note 14: Stock-Based Awards

Stock Option Valuation, page F-33

1.	Please provide us a list of any equity issuances since the latest balance sheet date, the related fair value of the stock, and any compensation or other costs that have been recorded for those issuances. Provide additional disclosure in the filing as appropriate.

Response:

The Company confirms to the Staff that its proposed disclosure as set forth in its correspondence to the Staff dated January 15, 2013 details all of the stock options granted by the Company since the September 30, 2012 balance sheet date through December 31, 2012. The Company

United States Securities and Exchange Commission

January 23, 2013

supplementally advises the Staff that its only equity issuances since December 31, 2012 were a de minimis number of stock options for 30,540 shares of common stock in the aggregate, which represent less than 0.06% of the Company’s outstanding shares on an as-converted basis and less than 0.4% of the Company’s outstanding stock options. On that basis, the Company respectfully submits that it believes disclosure of those grants in the current fiscal period is not meaningful to investors and, therefore, not warranted in the Registration Statement. The Company also supplementally advises the Staff that the exercise price of those stock options is equal to the exercise price of its December 26, 2012 option grants ($3.29 per share).

2.	Please disclose in the second paragraph of your proposed disclosure the risk-adjusted discount rate and discount for the lack of marketability.

Response:	In response to the Staff’s comment, the Company will revise its disclosures on page 57 in its next amendment to the Registration Statement to disclose the discount rates it used in each of its common stock valuations since May 2012. The Company proposes to amend its disclosure, so that, in its entirety, it will appear as follows on the top of page 57:

“In our common stock valuations as of May 31, 2012, September 30, 2012, October 17, 2012 and December 10, 2012, we applied risk-adjusted discount rates of 12.8%, 12.8%, 13.1% and 12.7%, respectively, and in each case we applied a discount for lack of marketability of 10% to the common stock to account for the lack of access to an active public market and the increased probability that we would achieve a public offering and listing on a national exchange.”

United States Securities and Exchange Commission

January 23, 2013

3.	You have stated that you have used two valuation methods to estimate enterprise value: the guideline public company method and guideline transaction method under the market approach and the discounted future cash flow method under the income approach. Please clarify in the filing how you used the market and income methods to ultimately determine your enterprise method. Confirm to us that the methods resulted in similar valuations and if not, how you ultimately determined the enterprise valuation. For the market approach, in which you used two methods to determine the valuation, clarify in the filing how both methods were used in determining the ultimate valuation under the market approach.

Response:	In response to the Staff’s comment, the Company advises the Staff that, in its next amendment to the Registration Statement, the Company will revise its disclosures in the fourth paragraph on page 56 to clarify how it used the market and income methods to ultimately determine its enterprise value, as follows:

“To derive our ultimate enterprise value at each valuation date, we calculated a simple average of the enterprise value resulting from the market approach and the enterprise value resulting from the income approach.”

The Company supplementally advises the Staff that the market and income methods resulted in enterprise values that varied at each valuation date by as little as 16% and no more than 21%, which it considered to be reasonably similar valuations.

In addition, in response to the Staff’s comment, the Company will revise its disclosures in the fourth paragraph on page 56 to specify how it determined the enterprise value under the market approach, as follows:

“To derive our enterprise value under the market approach at each valuation date, we calculated a simple average of the enterprise values resulting from the guideline public company method and the guideline transaction method.”

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United States Securities and Exchange Commission

January 23, 2013

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (617) 239-0314 or to Nathaniel Gardiner at (617) 239-0293. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad

Stacie S. Aarestad

cc:	Jay R. Luly, President and Chief Executive Officer

Enanta Pharmaceuticals, Inc.

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP